As confidentially submitted to the Securities and Exchange Commission on April 24, 2025.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GENPREX, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	90-0772347
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3300 Bee Cave Road #650-227

Austin, TX 78746

(877) 774-4679

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ryan M. Confer

President, Chief Executive Officer and Chief Financial Officer

Genprex, Inc.

3300 Bee Cave Road #650-227

Austin, TX 78746

(877) 774-4679

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kate Basmagian, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, New York 10020

(212) 262-6700

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated [___], 2025

PRELIMINARY PROSPECTUS

GENPREX, INC.

Up to [●] Shares of Common Stock

Up to [●] Prefunded Warrants to purchase up to [●] Shares of Common Stock

Up to [●] Shares of Common Stock underlying the Prefunded Warrants

Up to [●] Warrants to purchase up to [●] Shares of Common Stock

Up to [●] Shares of Common Stock underlying the Warrants

Up to [●] Placement Agent Warrants to Purchase up to [●] Shares of Common Stock

Up to [●] Shares of Common Stock Underlying the Placement Agent Warrants

We are offering up to [●] shares of common stock, par value $0.001 per share (“common stock”), together with warrants to purchase up to [●] shares of common stock (the “Warrants”), at an assumed combined public offering price of $[●] per share and accompanying warrant (the last reported sale price of our common stock on The Nasdaq Capital Market, or Nasdaq, on [●], 2025). Each share of our common stock is being sold together with one Warrant to purchase one share of common stock. The Warrants will have an exercise price of $[●] per share (100% of the combined public offering price per share of common stock and accompanying warrants) and will be exercisable beginning on the effective date of stockholder approval of the issuance of the shares upon exercise of the warrants (“Warrant Stockholder Approval”), provided however, if the Pricing Conditions (as defined below) are met, the Warrants will be exercisable upon issuance (the “Initial Exercise Date”). The Warrants will expire on the five-year anniversary of the Initial Exercise Date. As used herein “Pricing Conditions” means that the combined offering price per share and accompanying warrant is such that the Warrant Stockholder Approval is not required under Nasdaq rules because either (i) the offering is an at-the-market offering under Nasdaq rules and such price equals or exceeds the sum of (a) the applicable “Minimum Price” per share under Nasdaq rule 5635(d) plus (b) $0.125 per share of common stock underlying each of the warrants or (ii) the offering is a discounted offering where the pricing and discount (including attributing a value of $0.125 per share underlying each of the warrants) meet the pricing requirements under the Nasdaq rules.

This prospectus also relates to the offering of the shares of common stock issuable upon exercise of the warrants.

i

We are also offering to those investors, if any, whose purchase of shares of our common stock in this offering would result in such investor, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the investor, 9.99%) of our outstanding common stock following the consummation of this offering, the opportunity to purchase, in lieu of the common stock that would otherwise result in the investor’s beneficial ownership exceeding 4.99% (or, at the election of the investor, 9.99%), pre-funded warrants each to purchase one share of our common stock at an exercise price of $0.0001, which we refer to as the “pre-funded warrants.” Each pre-funded warrant will be exercisable upon issuance and may be exercised at any time until all of the pre-funded warrants are exercised in full. Each pre-funded warrant is being sold together with one Warrant to purchase one share of common stock. The public offering price for each pre-funded warrant and the accompanying warrant is equal to the price per share of common stock and the accompanying warrant being sold to the public in this offering, minus $0.0001. This prospectus also relates to the offering of the shares of common stock issuable upon exercise of the pre-funded warrants.

For each pre-funded warrant we sell, the number of shares of common stock we sell in this offering will be decreased on a one-for-one basis. The shares of common stock and/or pre-funded warrants and the accompanying warrants can only be purchased together in this offering but will be issued separately and will be immediately separable upon issuance.

This offering will terminate on [●], 2025 unless we decide to terminate the offering (which we may do at any time in our discretion) prior to that date. We will have one closing for all the securities purchased in this offering. The combined public offering price per share (or pre-funded warrant) and accompanying warrant will be fixed for the duration of this offering.

We have engaged [●], the placement agent, to act as our exclusive placement agent in connection with this offering. The placement agent has agreed to use its reasonable best efforts to arrange for the sale of the securities offered by this prospectus. The placement agent is not purchasing or selling any of the securities we are offering and the placement agent is not required to arrange the purchase or sale of any specific number or dollar amount of securities. We have agreed to pay to the placement agent the placement agent fees set forth in the table below, which assumes that we sell all of the securities offered by this prospectus. Since we will deliver the securities to be issued in this offering upon our receipt of investor funds, there is no arrangement for funds to be received in escrow, trust or similar arrangement. There is no minimum offering requirement as a condition of closing of this offering. Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to pursue our business goals described in this prospectus. In addition, because there is no escrow account and no minimum offering amount, investors could be in a position where they have invested in our company, but we are unable to fulfill all of our contemplated objectives due to a lack of interest in this offering. Further, any proceeds from the sale of securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. See “Risk Factors” beginning on page 10 of this prospectus for more information. We will bear all costs associated with the offering. See “Plan of Distribution” on page 23 of this prospectus for more information regarding these arrangements.

Our common stock is listed on The Nasdaq Capital Market under the symbol “GNPX.” There is no established trading market for the pre-funded warrants or the warrants and we do not expect an active market to develop. In addition, we do not intend to list the pre-funded warrants or the warrants on any national securities exchange or other trading market. Without an active trading market, the liquidity of these securities will be limited.

Certain information in this prospectus is based on an assumed public offering price of $[●] per share and accompanying warrant (the last reported sale price of our common stock on Nasdaq on [●], 2025). The actual public offering price will be determined between us and the placement agent based on market conditions at the time of pricing, and may be at a discount to the current market price of our common stock. Therefore, the recent market price per share of common stock used throughout this prospectus as an assumed combined public offering price may not be indicative of the final offering price.

	Per Share and Accompanying Warrant	Per Pre- Funded Warrant and Accompanying Warrant	Total
Public offering price	$	$	$
Placement Agent fees(1)	$	$	$
Proceeds to us (before expenses) (2)	$	$	$

(1)

We have agreed to pay the placement agent a cash fee equal to [●]%. We have also agreed to pay the placement agent a management fee of [●]% of the aggregate gross proceeds raised in this offering and to reimburse the placement agent for certain of its offering related expenses, including reimbursement for non-accountable expenses in an amount up to $[●], legal fees and expenses in the amount of up to $[●], and for its clearing expenses in the amount of $[●]. In addition, we have agreed to issue the placement agent or its designees warrants to purchase a number of shares of common stock equal to [●]% of the shares of common stock sold in this offering (including the shares of common stock issuable upon the exercise of the pre-funded warrants), at an assumed exercise price of $[●] per share, which represents [●]% of the public offering price per share and accompanying warrants. For a description of compensation to be received by the placement agent, see “Plan of Distribution” for more information.

(2)

Because there is no minimum number of securities or amount of proceeds required as a condition to closing in this offering, the actual public offering amount, placement agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above. For more information, see “Plan of Distribution.”

You should read this prospectus, together with additional information described under the headings “Information Incorporated by Reference” and “Where You Can Find More Information,” carefully before you invest in any of our securities.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 10 of this prospectus and in the documents incorporated by reference into this prospectus for a discussion of risks that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the securities offered hereby is expected to be made on or about                   , 2025, subject to satisfaction of customary closing conditions.

The date of this prospectus is                  , 2025.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	1
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS	2
PROSPECTUS SUMMARY	4
THE OFFERING	8
RISK FACTORS	10
USE OF PROCEEDS	15
DILUTION	16
DESCRIPTION OF SECURITIES	18
PLAN OF DISTRIBUTION	23
LEGAL MATTERS	26
EXPERTS	26
INFORMATION INCORPORATED BY REFERENCE	27
WHERE YOU CAN FIND MORE INFORMATION	28

ABOUT THIS PROSPECTUS

We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference without charge by following the instructions under “Where You Can Find More Information.” You should carefully read this prospectus as well as additional information described under “Information Incorporated by Reference,” before deciding to invest in our securities.

We have not, and the placement agent has not, authorized anyone to provide you with additional information or information different from that contained in this prospectus or from that contained or incorporated by reference in this prospectus filed with the Securities and Exchange Commission (the “SEC”). We do not, and the placement agent and its affiliates do not, take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus, or any document incorporated by reference in this prospectus, is accurate only as of its date, regardless of the time of delivery of this prospectus or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus and the information incorporated by reference in this prospectus contain estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in “Risk Factors.” We caution you not to give undue weight to such projections, assumptions and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

Neither we nor the placement agent have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside of the United States.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. All statements other than statements of historical fact contained in this prospectus and the documents incorporated by reference herein are forward-looking statements and are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. In some cases, you can identify these forward-looking statements by terms such as “anticipate,” “believe,” “can,” “continue,” “could,” “depend,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words. We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short- and long-term business operations and objectives, and financial needs. These forward-looking statements include, but are not limited to, statements concerning the following:

●	Market conditions;
●	Our capital position;
●

Our ability to raise additional future financing and possible lack of financial and other resources, and our ability to continue to support and fund our pre-clinical and clinical development programs and growth of our business;

●	our ability to continue as a going concern;
●	Our ability to maintain compliance with the continued listing requirements of The Nasdaq Capital Market and maintain the listing of our common stock;
●	Our ability to compete effectively and with larger and/or better-financed biotechnology and pharmaceutical companies;
●	Our uncertainty of developing marketable products;
●	Our ability to develop and commercialize our products;
●	Our ability to obtain regulatory approvals;
●	Our ability and third-parties’ ability to maintain and protect intellectual property rights;
●

The effects and ultimate impact of public health crises such as the coronavirus pandemic, or any other health epidemic, on our business, our clinical trials, our research programs, healthcare systems or the global economy as a whole;

●

The success of our clinical trials through all phases of clinical development, including the ability of our third-party suppliers or manufacturers to supply or manufacture our products on a timely, consistent basis in a manner sufficient and appropriate as is commensurate to meet our clinical trial timing, courses of treatment, and other requisite fulfillment considerations necessary to adequately advance our development programs;

●	Our ability to conduct and complete our clinical trials in accordance with projected timelines;
●	Any delays in regulatory review and approval of our current and future product candidates;
●

The effects of any strategic research and development prioritization initiatives, and any other strategic alternatives or other efforts that we take or may take in the future that are aimed at optimizing and re-focusing our diabetes, oncology and/or other clinical development programs including prioritization of resources, and the extent to which we are able to implement such efforts and initiatives successfully to achieve the desired and intended results thereof, including successful implementation of the separation of our diabetes clinical development program, including the anticipated benefits of the internal reorganization, the expected timing of the reorganization and/or if it is completed as contemplated or at all;

●

Our dependence on third-party suppliers or manufacturers to supply or manufacture our key ingredients and/or raw materials, products and/or product components and successfully carry out a sustainable, reproducible and scalable manufacturing process in accordance with specifications or applicable regulations;

●	Our ability to control product development costs;
●	Our ability to attract and retain key employees;
●	Our ability to enter into new strategic collaborations, licensing or other arrangements;
●	Changes in government regulation affecting product candidates that could increase our development costs;
●	Our involvement in patent, trademark and other intellectual property litigation that could be expensive and divert management’s attention;

●	The possibility that there may be no market acceptance for our products; and
●	Changes in third-party reimbursement policies which could adversely affect potential future sales of any of our products that are approved for marketing.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including the successful development and commercialization of our product candidates, market acceptance of our product candidates, our financial performance, including our ability to fund operations, our ability to maintain compliance with Nasdaq’s continued listing requirements, regulatory approval and regulation of our product candidates, our expected use of proceeds from this offering, and other factors and risks identified from time to time in our filings with the SEC, including this prospectus and those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference and that are incorporated by reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

PROSPECTUS SUMMARY

The following summary highlights selected information contained or incorporated by reference in this prospectus and does not contain all of the information that may be important to you and your investment decision. Before investing in our securities, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and other documents incorporated by reference herein, as well as the information under the caption “Risk Factors” herein and under similar headings in the other documents that are incorporated by reference into this prospectus including documents that are filed after the date hereof. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Cautionary Note Concerning Forward-Looking Statements.” In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “GNPX” “Genprex,” or the “Company” refer to Genprex, Inc. and its subsidiary on a consolidated basis.

Company Overview

We are a clinical stage gene therapy company pioneering the development of gene-based therapies for large patient populations with unmet medical needs. Our oncology platform utilizes our systemic, non-viral ONCOPREX® Delivery System which uses lipid-based nanoparticles in a lipoplex form to deliver tumor suppressor gene-expressing plasmids to cancer cells. The product is administered intravenously, where it is taken up by tumor cells that then express tumor suppressor proteins that were deficient in the tumor. Our diabetes technology is designed to work in Type 1 diabetes by transforming alpha cells in the pancreas into functional beta-like cells, which can produce insulin but may be distinct enough from beta cells to evade the body’s immune system. In Type 2 diabetes, our technology is believed to work by replenishing and rejuvenating exhausted beta cells that make insulin.

Oncology Platform

Our lead oncology drug candidate, REQORSA® gene therapy (generic name: quaratusugene ozeplasmid), previously referred to as GPX-001, is initially being developed in combination with prominent, approved cancer drugs to treat Non-Small Cell Lung Cancer (“NSCLC”) and Small Cell Lung Cancer (“SCLC”). REQORSA has multimodal effects on cancer cells. It harms the metabolism of cancer cells, which leads to reduced cancer cell growth. It has a mechanism of action whereby it decreases tumor glucose metabolism, interrupts cell signaling pathways that cause replication and proliferation of cancer cells, re-establishes pathways for apoptosis, or programmed cell death, in cancer cells, and increases the immune response against cancer cells. In preclinical studies, REQORSA has been shown to be complementary with targeted drugs and immunotherapies. Our strategy is to develop REQORSA in combination with currently approved therapies and we believe REQORSA’s unique attributes position it to provide treatments that improve on these current therapies for patients with NSCLC, SCLC, and possibly other cancers.

The TUSC2 gene, which is the key component of REQORSA and plays a vital role in cancer suppression and normal cell metabolism, is one of a series of genes on the short arm of Chromosome 3 whose therapeutic use is covered by our exclusive worldwide licenses from The University of Texas MD Anderson Cancer Center (“MD Anderson”). We believe that our ONCOPREX Delivery System allows for the delivery of a number of cancer-fighting tumor suppressor genes, alone or in combination with other cancer therapies, to combat multiple types of cancer and we are in early stages of discovery programs to identify other cancer candidates. In August 2022, we entered into a three-year sponsored research agreement with MD Anderson to support further preclinical studies of TUSC2 and other tumor suppressor genes. Additionally, we are collaborating with MD Anderson to discover, develop and utilize biomarkers to select the patient population most likely to respond to REQORSA and enable decisions on progression of our drug candidates to the next phase of development. MD Anderson is currently analyzing biomarkers that would indicate lack of response in lung cancer that could enrich our population of responders in our clinical trials and enhance patient screening and enrollment in order to increase the likelihood of potential success of the Acclaim studies for the Company.

Acclaim - 1: We currently are enrolling and treating patients in the Phase 2a expansion portion of our Phase 1/2 Acclaim-1 clinical trial. The Acclaim-1 trial uses a combination of REQORSA and AstraZeneca’s Tagrisso® (osimertinib) in patients with late-stage NSCLC that has activating epidermal growth factor receptor (“EGFR”) mutations and progression on treatment with Tagrisso or Tagrisso-containing regimens. Following the May 2023 completion of the Phase 1 dose escalation portion of the study, the Acclaim-1 Safety Review Committee (“Acclaim-1 SRC”) approved advancement from the Phase 1 dose escalation portion to the Phase 2a expansion portion of the study. Based on a review of safety data which showed no dose limiting toxicities (“DLTs”), the Acclaim-1 SRC determined the recommended Phase 2 dose (“RP2D”) of REQORSA to be 0.12 mg/kg. This was the highest dose level delivered in the Phase 1 portion of the study and is twice the highest dose level delivered in our prior clinical trial combining REQORSA with Tarceva® (erlotinib) for the treatment of late-stage lung cancer. There were three patients originally enrolled in the Phase 1 dose escalation portion of the study who had prolonged progression-free survival (“PFS”). One patient attained a partial remission after the second course of REQORSA and Tagrisso and has maintained this response through 47 courses of treatment (approximately 35 months) and continues to receive REQORSA and Tagrisso treatment to date. A second patient had stable disease without disease progression through 32 courses of treatment (approximately 24 months) but recently had disease progression and is no longer receiving treatment. We opened the Phase 2a expansion portion of the study and enrolled and dosed the first patient in January 2024. The initial trial design of the Phase 2a expansion portion of the study included two cohorts with half being patients who received only prior Tagrisso treatment and the other half being patients who received prior Tagrisso treatment and chemotherapy. However, as previously announced in August 2024, based on resource prioritization and to focus on the patients for whom REQORSA is most likely to show a benefit, we decided to limit our enrollment efforts moving forward to patients who received only prior Tagrisso treatment and cease enrollment of the second cohort (patients who received prior Tagrisso treatment and chemotherapy). However, noting that both of the patients with prolonged PFS in the Phase 1 portion of the study had previously received both chemotherapy and Tagrisso, in February 2025, we amended the protocol to allow entry of patients progressing on Tagrisso or Tagrisso-containing regimens. The Phase 2a expansion portion of the trial is now expected to enroll approximately 33 patients; all of whom have progressed on Tagrisso or Tagrisso-containing regimens. The Phase 2b randomized portion of the study, in which patients progressing on prior Tagrisso treatment will be randomized 1:1 to either REQORSA and Tagrisso combination therapy or to platinum-based chemotherapy, will remain unchanged. There will be an interim analysis following the treatment of 19 patients in the Phase 2a portion of the Acclaim-1 study. We expect to complete the enrollment of the first 19 patients for interim analysis in the Phase 2a expansion portion of the study by the end of 2025 and expect the interim analysis in the first half of 2026.

The Food and Drug Administration (“FDA”) has granted Fast Track Designation for the Acclaim-1 treatment combination of REQORSA and Tagrisso in NSCLC patients who have progressed on Tagrisso treatment.

The Phase 2a expansion portion of the Acclaim-1 study provides us the advantage of early insight into drug effectiveness in defined and distinct patient populations at the maximum tolerated dose or RP2D in order to better evaluate efficacy and increase the likelihood of a successful randomized Phase 2 trial which will follow the expansion portion of the study.

Acclaim - 2: The Acclaim-2 trial involved a combination of REQORSA and Merck & Co.’s Keytruda® (pembrolizumab) in patients with late-stage NSCLC whose disease has progressed after treatment with Keytruda. As previously announced in August 2024, based on a number of factors, including enrollment challenges and delays due to competition for investigators and eligible patients with numerous other trials involving the same patient population, we decided to cease enrollment of new patients in the Acclaim-2 trial to prioritize our resources and focus on the other two Acclaim trials in SCLC and NSCLC, respectively. There are no longer any patients receiving study treatment in the Acclaim-2 trial. Although the Acclaim-2 study in patients progressing on Keytruda containing regimens has been closed due to, among other factors, slow enrollment, we continue to believe that this combination could be beneficial.

Acclaim - 3: We are currently enrolling and treating patients in the Phase 2 expansion portion of our Phase 1/2 Acclaim-3 clinical trial. The Acclaim-3 clinical trial uses a combination of REQORSA and Genentech, Inc.’s Tecentriq® (atezolizumab) as maintenance therapy for patients with extensive stage small cell lung cancer (“ES-SCLC”) who developed tumor progression after receiving Tecentriq and chemotherapy as initial standard treatment. Patients are treated with REQORSA and Tecentriq until disease progression or unacceptable toxicity is experienced. On December 16, 2024, we announced that we had completed the Phase 1 dose escalation portion of the Acclaim-3 clinical trial. Based on full safety data, which showed no DLTs, the Acclaim-3 Safety Review Committee determined that the RP2D of REQORSA will be 0.12 mg/kg, which was the highest dose level delivered in the Phase 1 portion of the trial, and approved the opening of the Phase 2 expansion portion of the trial. We anticipate that the Phase 2 expansion portion will enroll approximately 50 patients at approximately 10 to 15 U.S sites. Patients will be treated with REQORSA and Tecentriq until disease progression or unacceptable toxicity is experienced. The primary endpoint of the Phase 2 portion is to determine the 18-week progression-free survival rate from the time of the start of maintenance therapy with REQORSA and Tecentriq in patients with ES-SCLC. Patients will also be followed for survival. A Phase 2 futility analysis will be performed after the 25th patient enrolled and treated reaches 18 weeks of follow up. We expect to complete enrollment of the first 25 patients for interim analysis in the Phase 2 expansion portion of the study in the second half of 2025.

The Acclaim-3 clinical trial has received FDA Fast Track Designation for this patient population and Acclaim-3 has also received an FDA Orphan Drug Designation.

Diabetes Gene Therapy

In diabetes, we have exclusively licensed from the University of Pittsburgh of the Commonwealth System of Higher Education (“University of Pittsburgh” or “UP”) multiple technologies relating to the development of a gene therapy product for each of Type 1 and Type 2 diabetes. The same general novel approach is used in each of Type 1 and Type 2 diabetes whereby an adeno-associated virus vector containing the Pdx1 and MafA genes is administered directly into the pancreatic duct. In humans, this can be done with a routine endoscopy procedure. Our diabetes product candidates are currently being evaluated and optimized in preclinical studies at the University of Pittsburgh. GPX-002 is being developed using the same construct for the treatment of both Type 1 diabetes and Type 2 diabetes. GPX-002 for Type 1 diabetes is designed to work by transforming alpha cells in the pancreas into functional beta-like cells, which can produce insulin but may be distinct enough from beta cells to evade the body’s immune system. In a similar approach, GPX-002 for Type 2 diabetes (formerly known as GPX-003), where autoimmunity is not at play, is believed to work by replenishing and rejuvenating exhausted beta cells that make insulin. We finalized the components of the diabetes construct to take forward for nonclinical studies and in December 2023, we submitted a request to meet with the FDA to obtain their guidance on the nonclinical studies needed to file an Investigational New Drug (“IND”) application and initiate first-in-human studies. As a result of the FDA’s response, we decided to continue with our planned additional nonclinical studies before requesting regulatory guidance for the IND-enabling studies. We are currently working with the University of Pittsburgh on species analyses for the animal models as well as on other regulatory and clinical strategic planning, including the planned initiation of research in Type 2 diabetes animal models, following which we believe we would be poised to seek further regulatory guidance from the FDA on IND-enabling studies in the second half of 2025. In October 2023, we entered into a one-year extension to our August 2022 sponsored research agreement with UP for the use of GPX-002 in a non-human primate (“NHP”) model in Type 2 diabetes. The extension includes a revised research plan to encompass our most recent technologies to which we originally acquired exclusive rights from UP in July 2023 as amended and restated in the comprehensive New UP License Agreement in February 2025 (as defined and described below). These include a MafB promoter to drive expression of the Pdx1 and MafA transcription factors that can potentially be used for both Type 1 and Type 2 diabetes. In February 2023, the Company’s research collaborators at UP presented preclinical data in a NHP model of Type 1 diabetes highlighting the therapeutic potential of GPX-002 at the 16th International Conference on Advanced Technologies & Treatments for Diabetes (ATTD 2023) in Berlin, Germany. The statistically significant study results showed the treated animals had decreased insulin requirements, increased c-peptide levels, and improved glucose tolerance compared to baseline. In April 2023, the Company hosted a Key Opinion Leader virtual event entitled “Novel Gene Therapy to Treat Type 1 Diabetes,” which discussed preclinical data reported at ATTD 2023 supporting gene therapy to treat Type 1 diabetes. The Company has also initiated research on a non-viral lipid nanoparticle delivery system that would allow a patient to receive multiple treatments.

Recent Developments

Nasdaq Compliance Matters

On February 7, 2025, we received a letter from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market (“Nasdaq”) notifying us that, based upon the closing bid price of our common stock for the last 30 consecutive business days, we are not currently in compliance with the requirement to maintain a minimum bid price of $1.00 per share for continued listing on The Nasdaq Capital Market as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have been provided an initial period of 180 calendar days, or until August 6, 2025, to regain compliance with the Minimum Bid Price Requirement.

Additionally, we previously received a letter from the Staff of Nasdaq notifying us that we are not in compliance with the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market as set forth in Nasdaq Listing Rule 5550(b)(1). On December 30, 2024, we submitted to the Staff a plan to regain compliance with Listing Rule 5550(b)(1). On February 11, 2025, the Staff notified us that it granted an extension to regain compliance with the minimum stockholders’ equity requirement, as further described below. The terms of the extension granted by the Staff are as follows: we must report $2.5 million in stockholders’ equity in our Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2025 (the due date of such Form 10-Q being May 15, 2025 under Securities and Exchange Commission rules), and include an affirmative statement that, as of the date the report is filed, we believe we have regained and can maintain compliance with the stockholders’ equity requirement.

New UP License Agreement

On February 17, 2025, we and the University of Pittsburgh entered into an amended and restated Exclusive License Agreement (the “New UP License Agreement”), which updates and consolidates into a single agreement our prior license agreements with UP. Pursuant to the New UP License Agreement, UP granted to us a worldwide, exclusive license for certain patents and related technology, collectively referred to as the “Licensed Technology,” and a worldwide, non-exclusive license to use certain related know-how. The Licensed Technology covered by the New UP License Agreement is based on the same general gene therapy approach as covered under our prior license agreements with UP (less the previously-licensed macrophage technology), whereby an adeno-associated virus vector containing the Pdx1 and MafA genes is administered directly into the pancreatic duct. More specifically, the Licensed Technology covered by the New UP License Agreement is related to a gene therapy for both Type 1 diabetes and Type 2 diabetes using the genes of the Pdx1 and MafA transcription factors controlled by insulin, glucagon and MafB promoters.

Convergen Biotech, Inc.

Additionally, in September 2024, we announced that we were considering various strategic alternatives and opportunities to enhance stockholder value, including evaluating ways to optimize our clinical and research programs and operational strategies, such as our intention to potentially transfer our diabetes clinical development program and our diabetes gene therapy assets into a new, initially wholly-owned subsidiary. In connection with this intended separation of the diabetes clinical development program, on February 18, 2025, we announced that we had formed a wholly-owned subsidiary, Convergen Biotech, Inc. (“Convergen”), to implement this initial step of the reorganization and facilitate the separation of the diabetes program. Convergen will focus on developing and commercializing GPX-002.  The Company will retain its oncology clinical development programs and other oncology pipeline assets.

Going Concern

We have a history of operating losses since inception and expect to incur additional near-term losses. As discussed further in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources,” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which is incorporated herein by reference, our independent registered public accounting firm, in its audit report to the financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, expressed substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. Following this offering, we will need to raise additional capital to fund our operations and continue to support our planned development and commercialization activities. If we cannot secure the financing needed to continue as a viable business, our stockholders may lose some or all of their investment in us.

Corporate Information

We were incorporated in Delaware in April 2009. Our principal executive offices are located at 3300 Bee Cave Road, #650-227, Austin, TX 78746, and our telephone number is (877) 774-4679. Our website address is www.genprex.com. The information on our website is not part of this prospectus. We have included our website address as a factual reference and do not intend them to be active links to our websites.

THE OFFERING

The following summary contains basic information about this offering. The summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus.

Common Stock Offered	Up to [●] shares.

Pre-Funded Warrants Offered

In lieu of shares of common stock, we are offering pre-funded warrants to purchase up to [ • ] shares of our common stock. The aggregate exercise price of the pre-funded warrants, except for a nominal exercise price of $0.0001 per warrant share, will be pre-funded to the Company in connection with this offering, and, consequently, no additional consideration (other than the nominal exercise price of $0.0001 per pre-funded warrant share) shall be required to be paid by the holder to effect any exercise of the pre-funded warrants. This prospectus also covers the shares of common stock issuable upon exercise of the pre-funded warrants being offered.

Warrants Offered

Warrants to purchase up to [ • ] shares of our common stock. Each Warrant is exercisable beginning on the effective date of the Warrant Stockholder Approval (provided however, if the Pricing Conditions are met, the Warrants will be exercisable upon the Initial Exercise Date) at an exercise price of $[ • ] per share and will expire five years from the Initial Exercise Date. The shares of common stock and Warrants will be issued separately and will be immediately separable upon issuance but will be purchased together in this offering. This prospectus also covers the shares of common stock issuable upon the exercise of the Warrants being offered.

Placement Agent Warrants

We have agreed to issue to the placement agent or its designees warrants, or the placement agent warrants, to purchase up to [●]% of the shares of common stock sold in this offering (including the shares of common stock issuable upon the exercise of the pre-funded warrants), at an assumed exercise price of $[●] per share, which represents [●]% of the public offering price per share and accompanying warrants. For a description of the compensation to be received by the placement agent, see “Plan of Distribution” for more information.

Common Stock Outstanding Prior to This Offering	25,414,250 shares.

Common Stock to be Outstanding After this Offering	[●] shares (assuming we sell only shares of common stock and no pre-funded warrants and no exercise of the warrants offered hereby).

Use of Proceeds

We estimate that the net proceeds of this offering assuming no exercise of the warrants, after deducting placement agent fees and estimated offering expenses, will be approximately $[●] million, assuming we sell only shares of common stock and no pre-funded warrants and assuming no exercise of the warrants. We intend to use all of the net proceeds we receive from this offering for working capital and other general corporate purposes. See “Use of Proceeds.”

Lock-up Agreements

Our executive officers and directors have agreed with the placement agent not to sell, transfer or dispose of any shares or similar securities for a period of [●] days after the date of this prospectus. For additional information regarding our arrangement with the placement agent, please see “Plan of Distribution.”

Nasdaq Trading Symbol

Our common stock is listed on The Nasdaq Capital Market under the symbol “GNPX.” We do not intend to list the pre-funded warrants or warrants offered hereunder on any stock exchange. Without an active trading market, the liquidity of the pre-funded warrants and warrants will be limited.

Risk Factors

See “Risk Factors” on page 10 and other information included or incorporated by reference in this prospectus for a discussion of factors to consider carefully before deciding to invest in our securities.

The discussion above is based on 25,414,250 shares of our common stock outstanding as of April 21, 2025, and excludes as of such date the following:

●	283,636 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $121.67 per share;

●	184,385 shares of our common stock underlying unvested restricted stock units;

●	1,981,079 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $10.05 per share;

●	5,202 shares of our common stock reserved for issuance under our 2018 Employee Stock Purchase Plan;

●	464,117 shares of our common stock reserved for issuance under our 2018 Equity Incentive Plan; and

●	the shares of common stock issuable upon exercise of the Warrants issued in this offering or the Placement Agent Warrants.

Unless expressly indicated or the context requires otherwise, all information in this prospectus assumes (i) we issue no pre-funded warrants and (ii) no exercise of the warrants offered hereby.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider all of the information contained in this prospectus and other information which may be incorporated by reference in this prospectus as provided under “Information Incorporated by Reference.” In particular, you should carefully consider the risks described below and elsewhere in this prospectus, which could materially and adversely affect our business, results of operations or financial condition, together with those under the heading “Risk Factors” in our most recent Annual Report on Form 10-K, which is incorporated by reference into this prospectus, as those risk factors are amended or supplemented by our subsequent filings with the SEC. These risks and uncertainties are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us, or that we currently view as immaterial, may also impair our business. If any of the risks or uncertainties described below or in our SEC filings or any additional risks and uncertainties actually occur, our business, financial condition, results of operations and cash flow could be materially and adversely affected. As a result, you could lose all or part of your investment.

Risks Related to This Offering and Ownership of our Securities

Our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern.

We have recognized recurring losses, and as of December 31, 2024, had an accumulated deficit of approximately $154.8 million. We anticipate operating losses to continue for the foreseeable future due to, among other things expenses related to ongoing activities to research, develop and commercialize our product candidates. As disclosed in in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, incorporated by reference into this prospectus, and as further described above in “Prospectus Summary – Going Concern”, based on our expectation that our cash and cash equivalents of approximately $1.6 million at December 31, 2024 was insufficient to meet our operating and capital requirements at least 12 months from the filing of such Annual Report on Form 10-K, the audit report on our financial statements included in such Annual Report on Form 10-K expressed substantial doubt about our ability to continue as a going concern. Based on our current cash, we estimate that we will be able to fund our expenditure requirements for our current operations and planned clinical trial activities through the end of the second quarter of 2025. Our forecast of the period of time through which our current financial resources will be adequate to support our operations and the costs to support our general and administrative and research and development activities are forward-looking statements and involve risks and uncertainties. The financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

Our ability to continue as a going concern is dependent on our ability to raise additional working capital through public or private equity or debt financings or other sources, which may include collaborations with third parties as well as disciplined cash spending. Should we be unable to raise sufficient additional capital, we may be required to undertake cost-cutting measures including delaying or discontinuing certain clinical activities. The sale of equity and convertible debt securities may result in dilution to our stockholders and certain of those securities may have rights senior to those of our common stock. If we raise additional funds through the issuance of preferred stock, convertible debt securities or other debt financing, these securities or other debt could contain covenants that would restrict our operations. Any other third-party funding arrangement could require us to relinquish valuable rights.

The source, timing and availability of any future financing will depend principally upon market conditions, and, more specifically, on the progress of our clinical development programs. Funding may not be available when needed, at all, or on terms acceptable to us. Lack of necessary funds may require us, among other things, to delay, scale back or eliminate some or all of our planned clinical trials. These factors among others create a substantial doubt about our ability to continue as a going concern.

The price of our common stock may fluctuate substantially.

You should consider an investment in our securities to be risky. Some factors that may cause the market price of our common stock to fluctuate, in addition to the other risks mentioned in this “Risk Factors” section are:

●

our ability to meet the Nasdaq listing requirements (including regaining compliance, where applicable, and maintaining compliance); see “Prospectus Summary–Recent Developments–Nasdaq Compliance Matters”, above, and the Risk Factor addressing Nasdaq compliance matters below;

●	volatility and limitations in trading volumes of our shares of common stock;
●	our ability to obtain financing to conduct and complete research and development activities including, but not limited to, our clinical trials, and other business activities;
●	the timing and success of our clinical trials and introduction of products to the market;
●	changes in the development status of our product candidate;
●	any delays or adverse developments or perceived adverse developments with respect to the FDA’s review of our planned preclinical and clinical trials;
●	safety concerns related to the use of our product candidate;
●	changes in our capital structure or dividend policy, future issuances of securities, sales of large blocks of common stock by our stockholders;
●	our cash position;
●	announcements and events surrounding financing efforts, including debt and equity securities;
●	changes in general economic, political and market conditions in or any of the regions in which we conduct our business;
●	analyst research reports, recommendation and changes in recommendations, price targets, and withdrawals of coverage;
●	departures and additions of key personnel;
●	disputes and litigation;
●	changes in applicable laws, rules, regulations, or accounting practices and other dynamics; and
●	other events or factors, many of which may be out of our control.

In addition, if the market for stock in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Future sales and issuances of our securities could result in additional dilution of the percentage ownership of our stockholders and could cause our share price to fall.

Following this offering, we expect that significant additional capital will be needed in the future to continue our planned operations, including research and development, increased marketing, hiring new personnel, commercializing our products, and continuing activities as an operating public company. To the extent we raise additional capital by issuing equity securities, our stockholders, including investors who purchase securities in this offering, may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. We may sell a substantial number of shares of our common stock pursuant to our existing At The Market Offering Agreement (the “ATM Agreement” or the “ATM”) with H.C. Wainwright, pursuant to which we have the discretion to deliver placement notices to H.C. Wainwright at any time throughout the term of the ATM Agreement covering up to such number or dollar amount of shares of our common stock as registered on the prospectus supplement covering the ATM offering, as may be amended or supplemented from time to time; pursuant to such agreement, we have the discretion, subject to market demand, to vary the timing, prices, and quantity of shares sold, and there is no minimum or maximum sales price.  Any sales of equity securities, whether pursuant to our existing ATM Agreement or other third-party ATM agreements in the future, or otherwise, may also result in material dilution to our existing stockholders, including investors who purchase securities in this offering, and new investors could gain rights superior to our existing stockholders, including investors who purchase securities in this offering.

The warrants are speculative in nature.

The warrants do not confer any rights of common stock ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire shares of common stock at a fixed price for a limited time. Moreover, following this offering the market value of the warrants, if any, will be uncertain and there can be no assurance that the market value of the warrants will equal or exceed their imputed offering price. The warrants will not be listed or quoted for trading on any market or exchange. There can be no assurance that the market price of our common stock will ever equal or exceed the exercise price of the warrants, and consequently, the warrants may expire valueless.

There is no public market for the pre-funded warrants or warrants offered by us.

There is no established public trading market for the pre-funded warrants or warrants and we do not expect such a market to develop. In addition, we do not intend to apply to list the pre-funded warrants or warrants on any national securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the pre-funded warrants and warrants will be limited.

Holders of the warrants and pre-funded warrants will have no rights as common stockholders until they acquire our common stock.

Until holders of the warrants or pre-funded warrants acquire shares of our common stock upon exercise of the warrants or pre-funded warrants, the holders will have no rights with respect to shares of our common stock issuable upon exercise of the warrants or pre-funded warrants. Upon exercise of the warrants or pre-funded warrants, the holder will be entitled to exercise the rights of a common stockholder as to the security exercised only as to matters for which the record date occurs after the exercise.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We currently intend to use the net proceeds of this offering for working capital and general corporate purposes, which may include capital expenditures, research and development expenditures, manufacturing expenditures, regulatory affairs expenditures, clinical trial expenditures, acquisitions of new technologies and investments, business combinations and the repayment, refinancing, redemption or repurchase of indebtedness or capital stock, as further described in the section of this prospectus entitled “Use of Proceeds.” We will have broad discretion in the application of the net proceeds in the category of other working capital and general corporate purposes and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering.

The precise amount and timing of the application of these proceeds will depend upon a number of factors, such as the timing and progress of our research and development efforts, our funding requirements and the availability and costs of other funds. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. Depending on the outcome of our efforts and other unforeseen events, our plans and priorities may change and we may apply the net proceeds of this offering in different manners than we currently anticipate.

The failure by our management to apply these funds effectively could harm our business, financial condition and results of operations. Pending their use, we may invest the net proceeds from this offering in short-term, interest-bearing instruments. These investments may not yield a favorable return to our stockholders.

Purchasers who purchase our securities in this offering pursuant to a securities purchase agreement may have rights not available to purchasers that purchase without the benefit of a securities purchase agreement.

In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers that enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract provides those investors with the means to enforce the covenants uniquely available to them under the securities purchase agreement including: (i) timely delivery of shares; (ii) agreement to not enter into variable rate financings for [●] from closing, subject to certain exceptions; (iii) agreement to not enter into any financings for [●] days from closing; and (iv) indemnification for breach of contract.

This is a best efforts offering, with no minimum amount of securities is required to be sold, and we may not raise the amount of capital we believe is required for our business plans, including our near-term business plans.

The placement agent has agreed to use its reasonable best efforts to solicit offers to purchase the securities in this offering. The placement agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. There is no required minimum number of securities that must be sold as a condition to completion of this offering. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, placement agent fees and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth above. We may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to support our continued operations, including our near-term continued operations. Thus, we may not raise the amount of capital we believe is required for our operations in the short-term and may need to raise additional funds, which may not be available or available on terms acceptable to us.

Because there is no minimum required for the offering to close, investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to pursue the business goals outlined in this prospectus.

We have not specified a minimum offering amount nor have or will we establish an escrow account in connection with this offering. Because there is no escrow account and no minimum offering amount, investors could be in a position where they have invested in our company, but we are unable to fulfill our objectives due to a lack of interest in this offering. Further, because there is no escrow account in operation and no minimum investment amount, any proceeds from the sale of securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. Investor funds will not be returned under any circumstances whether during or after the offering.

We are currently listed on The Nasdaq Capital Market. If we fail to regain compliance with the continued listing requirements of Nasdaq, our common stock may be delisted and the price of our common stock and our ability to access the capital markets could be negatively impacted.

Our common stock is currently listed for trading on Nasdaq. On November 19, 2024, we received a notice from Nasdaq stating that we no longer comply with the minimum stockholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1) for continued listing. We submitted a plan of compliance to Nasdaq on December 30, 2024. On February 11, 2025, Nasdaq notified us that that it granted an extension until March 31, 2025 to regain compliance with the minimum stockholders’ equity requirement, conditioned upon achievement of certain milestones included in the plan of compliance previously submitted to Nasdaq, including a plan to raise additional capital. If we fail to evidence compliance upon filing our periodic report for the quarterly period ending March 31, 2025 by May 15, 2025, we may be subject to delisting. If Nasdaq determines to delist our securities, we will have the right to appeal to a Nasdaq hearings panel. There can be no assurance that we will be able to regain compliance with the applicable Nasdaq listing requirements.

In addition, on February 7, 2025, we received notice from Nasdaq indicating that we are not in compliance with the requirement to maintain a minimum bid price of $1.00 per share for continued listing on Nasdaq. We were provided a compliance period of 180 calendar days from the date of the notice, or until August 6, 2025, to regain compliance with the minimum closing bid requirement, pursuant to Nasdaq Listing Rule 5810(c)(3)(A). We may be eligible for an additional 180 calendar day compliance period. There can be no assurance that we will regain compliance with the minimum closing bid price requirement during the 180-day compliance period, secure a second period of 180 days to regain compliance or maintain compliance with the other Nasdaq listing requirements.

We will continue to monitor the closing bid price of our common stock and assess potential actions to regain compliance with the minimum closing bid price requirement and may, if appropriate, consider and effectuate available options, including implementation of a reverse stock split of our common stock. If we implement a reverse stock split in order to remain listed on Nasdaq, the announcement or implementation of such a reverse stock split could negatively affect the price of our common stock.

We must satisfy Nasdaq’s continued listing requirements, including, among other things, a minimum stockholders’ equity of $2.5 million and a minimum closing bid price of $1.00 per share or risk delisting, which could have a material adverse effect on our business. If our common stock is delisted from Nasdaq, it could materially reduce the liquidity of our common stock and result in a corresponding material reduction in the price of our common stock as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, suppliers, contractual counterparties, and employees and fewer business development opportunities. If our common stock were delisted, it could be more difficult to buy or sell our common stock or to obtain accurate quotations, and the price of our common stock could suffer a material decline. Delisting could also impair our ability to raise capital on acceptable terms, if at all.

We have no intention of declaring dividends in the foreseeable future.

We have never declared or paid cash dividends on our capital stock, and we do not currently anticipate declaring any dividends in the foreseeable future. We anticipate that we will retain all future earnings for the development, operation, and expansion of our business. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on, among other factors, our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. Investors in our common stock should not expect to receive dividend income on their investment, and investors will be dependent on the appreciation of our common stock, if any, to earn a return on their investment.

If our shares of common stock become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

Sales of a significant number of shares of our common stock in the public markets, or the perception that such sales could occur, could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public markets, or the perception that such sales could occur, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We may issue and sell additional shares of our common stock in the public markets including, without limitation, through our “at-the-market” offering program, underwritten public offerings, privately negotiated transactions, block trades, or any combination of the above. We cannot predict the effect that future sales of our common stock would have on the market price of our common stock. As of [ • ], 2025, we had [ • ] shares of common stock outstanding, all of which shares were, and continue to be, eligible for sale in the public market, subject in some cases to compliance with the requirements of Rule 144, including the volume limitations and manner of sale requirements. In addition, all of the shares of common stock (including all of the shares of common stock issuable upon any exercise of the Warrants, the pre-funded warrants, and the Placement Agent Warrants) offered under this prospectus will be freely tradable without restriction or further registration upon issuance.

USE OF PROCEEDS

We estimate that the net proceeds from this offering if 100% of the securities in this offering are sold will be approximately $[●] million after deducting estimated placement agent fees and estimated offering expenses payable by us and assuming no sale of any pre-funded warrants and no exercise of the warrants. However, because this is a best efforts offering with no minimum number of securities or amount of proceeds as a condition to closing, the actual offering amount, the placement agent’s fees and net proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth on the cover page of this prospectus, and we may not sell all or any of the securities we are offering. As a result, we may receive significantly less in net proceeds.

We currently intend to use the net proceeds from this offering for working capital and general corporate purposes, which may include capital expenditures, research and development expenditures, regulatory affairs expenditures, clinical trial expenditures, acquisitions of new technologies and investments, business combinations and the repayment, refinancing, redemption or repurchase of indebtedness or capital stock. The actual allocation of proceeds realized from this offering will depend upon how many securities are sold in this best efforts offering and upon our cash position and working capital requirements. Therefore, as of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, we will have discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the proceeds of this offering. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DILUTION

If you invest in our securities in this offering, your ownership interest will be immediately diluted to the extent of the difference between the combined public offering price per share and accompanying warrant and the as adjusted net tangible book value per share of our common stock immediately after this offering.

As of December 31, 2024, we had a historical net tangible book value of $1,620,155, or $0.15 per share of common stock, based on 10,860,655 shares of common stock outstanding at December 31, 2024. Our historical net tangible book value per share is the amount of our total tangible assets less our total liabilities at December 31, 2024, divided by 10,860,655 shares of common stock.

The information discussed below is illustrative only and will be adjusted based on the actual public offering price, the actual number of securities sold in this offering and other terms of this offering determined at pricing. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes in the Form 10-K for the year ended December 31, 2024 and subsequent quarterly and annual reports, which are incorporated by reference in this prospectus.

After giving effect to the sale of [●] shares of common stock and accompanying warrants in this offering at an assumed public offering price of $[●], which was the last reported sale price of our common stock on Nasdaq on [●], 2025, and after deducting placement agent fees and estimated offering expenses payable by us, and assuming no sale of any pre-funded warrants in this offering, no exercise of the warrants being offered in this offering, that no value is attributed to such warrants and that such warrants are classified as and accounted for as equity, our as adjusted net tangible book value as of December 31, 2024 would have been approximately $[●], or approximately $[●] per share of common stock. This amount represents an immediate [increase/decrease] in the net tangible book value after this offering of $[●] per share to our existing stockholders and an immediate dilution of $[●] per share to investors participating in this offering. We determine dilution per share to investors participating in this offering by subtracting the as adjusted net tangible book value per share after giving effect to this offering from the assumed public offering price per share and accompanying warrants paid by investors participating in this offering. The following table illustrates this dilution:

Assumed public offering price per share and accompanying warrants			$
Historical net tangible book value per share as of December 31, 2024		$0.15

[Increase/Decrease] in net tangible book value per share attributable to new investors	$
As adjusted net tangible book value per share after this offering
Immediate dilution in net tangible book value per share to new investors			$

Each $0.10 increase (decrease) in the assumed public offering price of $[●] per share and accompanying warrant would increase (decrease) the as adjusted net tangible book value per share after this offering by approximately $[●] per share and the dilution (accretion) to new investors purchasing securities in this offering by $[●] per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting placement agent fees and estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the as adjusted net tangible book value per share by approximately $[●] and decrease the dilution per share to new investors participating in this offering by approximately $[●], based on an assumed public offering price of $[●] per share and accompanying warrant, which was the last reported sale price of our common stock on Nasdaq on [●], 2025, remaining the same and after deducting placement agent fees and estimated offering expenses payable by us. Similarly, a 1,000,000 share decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the as adjusted net tangible book value per share by approximately $[●] and increase the dilution per share to new investors participating in this offering by approximately $[●], based on an assumed public offering price of $[●] per share, remaining the same and after deducting placement agent fees and estimated offering expenses payable by us.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The number of shares of our common stock outstanding set forth in the table above excludes, as of December 31, 2024:

●	283,636 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $121.67 per share;

●	105,885 shares of our common stock underlying unvested restricted stock units;

●	1,981,079 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $10.05 per share;

●	5,202 shares of our common stock reserved for issuance under our 2018 Employee Stock Purchase Plan;

●	1,085 shares of our common stock reserved for issuance under our 2018 Equity Incentive Plan; and

●	the shares of common stock issuable upon exercise of the Warrants issued in this offering or the Placement Agent Warrants.

DESCRIPTION OF SECURITIES

The following description of our capital stock and provisions of our Amended and Restated Certificate of Incorporation, as amended (“Certificate of Incorporation”), and Amended and Restated Bylaws, as amended (“Bylaws” and together with the Certificate of Incorporation, the “Charter Documents”), is only a summary. You should also refer to our Certificate of Incorporation, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part, and our Bylaws, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

General

Our Certificate of Incorporation authorizes the issuance of up to 200,000,000 shares of common stock, par value $0.001 per share, and up to 10,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). As of April 21, 2025, there were 25,414,250 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding.

As of March 15, 2025, there were 171 shareholders of record of our common stock. The actual number of holders of our common stock is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers or held by other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust by other entities.

Common Stock

Voting Rights. Holders of the Company’s common stock are entitled to one vote per share on each matter properly submitted to the stockholders of the Company for their vote; provided, however, that except as otherwise required by law, that holders of common stock are not entitled to vote on any amendments to the Certificate of Incorporation relating solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together as a class with the holders of one or more other series of Preferred Stock to vote thereon by law or pursuant to the Certificate of Incorporation. The Company’s Charter Documents do not provide for cumulative voting in the election of directors.

Dividend Rights. Holders of the Company’s common stock are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares ranking in priority to the common stock, to receive any dividend declared by the Company’s Board of Directors out of the Company’s assets which are legally available. Such dividends may be paid in cash, in property, or in shares of the Company’s capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

The Company has never declared or paid cash dividends on its capital stock. The Company currently intends to retain all available funds and any future earnings for use in the operation of its business and does not anticipate paying any dividends on the Company’s common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of the Company’s Board of Directors and will depend on, among other factors, the Company’s financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that the Company’s Board of Directors may deem relevant.

Liquidation Rights. Upon the Company’s liquidation, dissolution or winding-up, holders of the Company’s common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any of the Company’s outstanding shares of Preferred Stock.

Preemptive, Conversion and Subscription Rights. Holders of the Company’s common stock have no preemptive, conversion or subscription rights.

Preferred Stock

Under our Certificate of Incorporation, our Board of Directors has the authority, without further action by stockholders, to designate one or more series of preferred stock and to fix the voting powers, designations, preferences, limitations, restrictions, and relative rights granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference, and sinking fund terms, any or all of which may be preferential to or greater than the rights of the common stock.

The authority possessed by our Board of Directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest, or otherwise by making such attempts more difficult or more costly. Our Board of Directors may issue preferred stock with voting rights, conversion rights, and other rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Warrants

The following summary of certain terms and provisions of the Warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of warrants, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the forms of warrant for a complete description of the terms and conditions of the warrants.

Duration and Exercise Price. The Warrants offered hereby will have an exercise price of $[ • ] per share. The Warrants are exercisable beginning on the effective date of the Warrant Stockholder Approval (provided however, if the Pricing Conditions are met, the Warrants will be exercisable upon the Initial Exercise Date) and will be exercisable for five years from the Initial Exercise Date. The exercise price and number of shares of common stock issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our shares of common stock. Warrants will be issued in certificated form only.

Exercisability. The Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of common stock purchased upon such exercise (except in the case of a cashless exercise where permitted under the terms of the Warrants as discussed below). A holder (together with its affiliates, other persons acting as a group with such persons and any other persons whose beneficial ownership of our common stock would or could be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act) may not exercise any portion of such holder’s Warrants to the extent that the holder would own more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of common stock immediately after exercise, except that upon prior notice from the holder to us, the holder may increase or decrease this beneficial ownership limitation to a percentage that in no event exceeds 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the issuance of Warrant shares upon exercise of the holder’s Warrant, as such percentage ownership is determined in accordance with the terms of the Warrants, and the provisions of the beneficial ownership limitation contained in the warrants shall continue to apply.

Cashless Exercise. If at the time of exercise of the Warrants there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance or resale of the Warrant shares to or by, the holders, then the Warrants will be exercisable, in whole or in part, at such time, by means of a “cashless exercise” whereby the holder will receive upon such exercise a net number of common shares determined according to a formula set forth in the Warrants.

Fundamental Transactions. In the event of any fundamental transaction, as described in the Warrants and generally including any merger or consolidation with or into another entity, sale or other disposition of all or substantially all of our assets, tender offer or exchange offer which is completed pursuant to which holders of our common stock sell, tender or exchange their shares and has been accepted by holders of 50% or more of the outstanding common stock or 50% or more of our voting power, or certain reclassifications, reorganizations or recapitalizations of our shares of common stock, then upon any subsequent exercise of a Warrant, the holder will have the right to receive as alternative consideration, for each share of common stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of common stock of the successor or acquiring corporation or of our company, if it is the surviving corporation, and any additional consideration receivable as a result of such transaction by a holder of the number of shares of common stock for which the Warrant is exercisable immediately prior to such event. In certain circumstances, the holder will have the right to receive the Black Scholes Value of the warrant calculated pursuant to a formula set forth in the warrants and payable in the form of consideration as described in the warrants.

Transferability. In accordance with its terms and subject to applicable laws, a Warrant may be transferred at the option of the holder upon surrender of the Warrant to us together with the appropriate instruments of transfer and payment of funds sufficient to pay any transfer taxes (if applicable).

Fractional Shares. No fractional shares of common stock will be issued upon the exercise of the Warrants. Rather, the number of shares of common stock to be issued will, at our election, either be rounded up to the nearest whole number or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Trading Market. There is no established trading market for the Warrants, and we do not expect a market to develop. We do not intend to apply for a listing for the Warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Warrants will be limited.

Rights as a Stockholder. Except as otherwise provided in the Warrants or by virtue of the holders’ ownership of shares of common stock, the holders of Warrants do not have the rights or privileges of holders of our shares of common stock, including any voting rights, until such warrant holders exercise their Warrants.

Pre-Funded Warrants

The following summary of certain terms and provisions of the pre-funded warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the pre-funded warrant, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of pre-funded warrant for a complete description of the terms and conditions of the pre-funded warrants.

The pre-funded warrants will be exercisable immediately and will have substantially the same terms as the Warrants described above, except that (i) the pre-funded warrants will have a nominal exercise price of $0.0001 per share, since the aggregate exercise price will be pre-funded to the Company in connection with the offering, and a termination date that will be when the pre-funded warrant is exercised in full, (ii) the pre-funded warrants will always be exercisable, in whole or in part, at such time, by means of a “cashless exercise” whereby the holder will receive upon such exercise a net number of common shares determined according to a formula set forth in the pre-funded warrants, and (iii) holders of pre-funded warrants are not entitled to receive the Black Scholes Value of the warrant.

Placement Agent Warrants

We have also agreed to issue to the placement agent or its designees as compensation in connection with this offering, the placement agent warrants to purchase up to [●] shares of common stock at an assumed exercise price of $[●] per share (representing [●]% of the offering price per share and accompanying warrants). The placement agent warrants will expire five years from the commencement of sales in this offering. Except as provided above, the placement agent warrants will have substantially the same terms as the warrants described herein. See “Plan of Distribution–Placement Agent Warrants.”

Anti-Takeover Effects of Our Charter Documents and Delaware Law

Set forth below is a summary of the provisions of the Company’s Certificate of Incorporation and Bylaws and the Delaware General Corporation Law (“DGCL”) that could have the effect of delaying or preventing a change in control of the Company. The following description is only a summary, and it is qualified by reference to the Certificate of Incorporation, Bylaws and relevant provisions of the DGCL.

Delaware Anti-Takeover Law

The Company is subject to Section 203 of the DGCL (“Section 203”) which generally prohibits a publicly held Delaware corporation from engaging in a “business combination” transaction with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

●

prior to the date of the transaction the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●

at or subsequent to the date of the transaction, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

●	any merger or consolidation involving the corporation and the interested stockholder;
●

any sale, lease, exchange, mortgage, transfer, pledge or other disposition (in one transaction or a series of transactions) involving the interested stockholder of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation;

●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
●

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation’s outstanding voting securities.

Certificate of Incorporation and Bylaws

Board of Directors Vacancies

The Company’s Charter Documents provide that, except as otherwise required by law, and subject to the rights of the holders of any series of Preferred Stock, all vacancies, and any newly created directorships, unless the Board of Directors determines that any such vacancies or newly created directorships shall be filled by the stockholders, shall, be filled only by the affirmative vote of a majority of directors then in office, even if less than a quorum. Further, the Company’s directors may only be removed with cause and by the affirmative vote of the holders of at least 66-2/3% of the voting power of all of the Company’s then outstanding capital stock. In addition, pursuant to the Company’s Certificate of Incorporation, the number of directors constituting the Company’s Board of Directors may be changed only by resolution of the Company’s Board of Directors.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting

The Company’s Charter Documents require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent. In addition, pursuant to the Company’s Bylaws, special meetings of the Company’s stockholders may be called only by the chairman of the board, the Company’s Chief Executive Officer or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

Stockholder Proposals

The Company’s Bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of our company.

Staggered Board

The Company’s Charter Documents provide that the Company’s Board of Directors shall be divided into three classes and that directors shall be elected for a term of three years. Our classified Board of Directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Issuance of Undesignated Preferred Stock

As discussed above, our Board of Directors has the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our Charter Documents do not expressly provide for cumulative voting. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our Board of Directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our Board of Directors to influence our Board of Directors’ decision regarding a takeover.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer, LLC.

Stock Market Listing

Our common stock is listed on The Nasdaq Capital Market under the symbol “GNPX.”

PLAN OF DISTRIBUTION

We are offering up to [ • ] shares of common stock, based on an assumed public offering price of $ [ • ] per share and accompanying warrant, which was the reported closing price of our common stock on Nasdaq on [ • ], 2025, for gross proceeds of up to approximately $[ • ] before deduction of placement agent commissions and offering expenses, in a best-efforts offering. There is no minimum amount of proceeds that is a condition to closing of this offering. The actual amount of gross proceeds, if any, in this offering could vary substantially from the gross proceeds from the sale of the maximum amount of securities being offered in this prospectus.

Pursuant to a placement agency agreement (the “Placement Agency Agreement”) to be signed by and between the Company and [ • ] to solicit offers to purchase the securities offered by this prospectus, [ • ] will act as our exclusive placement agent. The Placement Agent is not purchasing or selling any securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of securities, other than to use its “reasonable best efforts” to arrange for the sale of the securities by us. Therefore, we may not sell the entire amount of securities being offered. There is no minimum amount of proceeds that is a condition to closing of this offering. We will enter into a securities purchase agreement directly with the investors, at the investor’s option, who purchase our securities in this offering. Investors who do not enter into a securities purchase agreement shall provide verbal orders and rely solely on this prospectus in connection with the purchase of our securities in this offering. The Placement Agent may engage one or more subagents or selected dealers in connection with this offering.

The Placement Agency Agreement provides that the Placement Agent’s obligations are subject to conditions contained in the Placement Agency Agreement.

We will deliver the securities being issued to the investors upon receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. We expect to deliver the securities being offered pursuant to this prospectus on or about [ • ], 2025.

Placement Agent Fees, Commissions and Expenses

Upon the closing of this offering, we will pay the Placement Agent a cash transaction fee equal to [ • ]% of the aggregate gross cash proceeds to us from the sale of the securities in the offering. Pursuant to the Placement Agency Agreement, we will agree to pay [ • ] a maximum of $[ • ] for reasonable out-of-pocket accountable expenses, including “road show”, diligence, escrow agent or clearing agent fees and reasonable fees and expenses of the Placement Agent’s counsel, in an amount up to $[ • ]. The Placement Agency Agreement, however, will provide that in the event this offering is terminated, the Placement Agent will only be entitled to the reimbursement of out-of-pocket accountable expenses actually incurred in accordance with Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5110(g).

The following table shows the public offering price, Placement Agent fees and proceeds, before expenses, to us.

	Per Share and Accompanying Warrant	Per Pre-Funded Warrant and Accompanying Warrant	Total
Public offering price	$	$	$
Placement agent fees ([ • ]%)	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the Placement Agent commissions, will be approximately $[ • ], all of which are payable by us. This figure does not include, among other things, the Placement Agent’s fees and expenses (including the legal fees, costs and expenses for the Placement Agent’s legal counsel) up to $[ • ].

Lock-Up

The Company, on behalf of itself and any successor entity, will agree that, without the prior written consent of the Placement Agent, it will not, for a period of ninety (90) days after the date of the Placement Agency Agreement, other than certain exempt issuances, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or caused to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise.

The directors and executive officers of the Company will not until the date that is ninety (90) days after the date of this prospectus, subject to certain customary exceptions, directly or indirectly, (a) offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, encumber, assign, borrow or otherwise dispose of (each a “Transfer”) any shares of common stock, any unit, any warrant to purchase shares of common stock or any other security of the Company or any other entity that is convertible into, or exercisable or exchangeable for, common stock or any other equity security of the Company (each a “Relevant Security”), or (b) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any Relevant Security (in each case within the meaning of Section 16 of the Exchange Act, and the rules and regulations thereunder) with respect to any Relevant Security or otherwise enter into any swap, derivative or other transaction or arrangement that Transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by the delivery of Relevant Securities, other securities, cash or other consideration, with respect to the undersigned’s holdings, or otherwise publicly disclose the intention to do so.

Indemnification

We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Placement Agent may be required to make for these liabilities.

Regulation M

The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, the Placement Agent would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the Placement Agent acting as principal. Under these rules and regulations, the Placement Agent (i) may not engage in any stabilization activity in connection with our securities and (ii) may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Determination of Offering Price

The actual offering price of the Shares we are offering were negotiated between us, the Placement Agent and the investors in the offering based on the trading of our shares of common stock prior to the offering, among other things. Other factors considered in determining the public offering price of the Shares we are offering, include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Electronic Distribution

A prospectus in electronic format may be made available on a website maintained by the Placement Agent. In connection with the offering, the Placement Agent or selected dealers may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

Other than the prospectus in electronic format, the information on the Placement Agent’s website and any information contained in any other website maintained by the Placement Agent is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Placement Agent in its capacity as Placement Agent and should not be relied upon by investors.

Other Activities and Certain Relationships

The Placement Agent and its affiliates have and may in the future provide, from time to time, investment banking and financial advisory services to us in the ordinary course of business, for which they may receive customary fees and commissions.

LEGAL MATTERS

The validity of the issuance of the securities offered by us in this offering will be passed upon for us Lowenstein Sandler LLP, New York, NY. Certain legal matters in connection with this offering will be passed upon for the placement agent by Lucosky Brookman LLP.

EXPERTS

The consolidated financial statements of Genprex, Inc. appearing in Genprex, Inc.’s Annual Report (Form 10-K) for the years ended December 31, 2024 and 2023, have been audited by WithumSmith+Brown, PC, as set forth in their report therein, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act made subsequent to the date of this prospectus until the termination of the offering of the securities described in this prospectus (other than information in such filings that was “furnished,” under applicable SEC rules, rather than “filed”). We incorporate by reference the following documents or information that we have filed with the SEC:

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on April 1, 2025;
●	our Current Reports on Form 8-K filed with the SEC on January 13, 2025; January 23, 2025; February 12, 2025; and February 18, 2025 (other than any portions thereof deemed furnished and not filed);
●

the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on October 13, 2017, as updated by the Description of Registrant’s Securities set forth on Exhibit 4.20 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on April 1, 2025, and any amendments thereto or reports filed for the purposes of updating such description.

To obtain copies of these filings, see “Where You Can Find More Information” in this prospectus. Nothing in this prospectus shall be deemed to incorporate information furnished, but not filed, with the SEC, including pursuant to Item 2.02 or Item 7.01 of Form 8-K and any corresponding information or exhibit furnished under Item 9.01 of Form 8-K.

Information in this prospectus supersedes related information in the documents listed above and information in subsequently filed documents supersedes related information in both this prospectus and the incorporated documents.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the periodic reporting requirements of the Exchange Act, and we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available at www.sec.gov. We maintain a website at www.genprex.com. We have not incorporated by reference into this prospectus the information contained in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus. You may access our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. You may also request a copy of these filings (other than exhibits to these documents unless the exhibits are specifically incorporated by reference into these documents or referred to in this prospectus), at no cost, by writing us at 3300 Bee Cave Road, #650-227, Austin, TX 78746 or contacting us at (877) 774-4679.

We have filed with the SEC a registration statement under the Securities Act relating to the offering of these securities. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You may review a copy of the registration statement and any documents incorporated by reference herein through the SEC’s website at www.sec.gov.

GENPREX, INC.

Up to [●] Shares of Common Stock

Up to [●] Prefunded Warrants to purchase up to [●] Shares of Common Stock

Up to [●] Shares of Common Stock underlying the Prefunded Warrants

Up to [●] Warrants to purchase up to [●] Shares of Common Stock

Up to [●] Shares of Common Stock underlying the Warrants

Up to [●] Placement Agent Warrants to Purchase up to [●] Shares of Common Stock

Up to [●] Shares of Common Stock Underlying the Placement Agent Warrants

Prospectus

[●], 2025

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the placement agent fees, payable by the registrant in connection with the sale of the securities being registered. All the amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Amount to be paid
SEC registration fee	$
FINRA filing fee
Transfer agent and registrar fees
Accounting fees and expenses
Legal fees and expenses
Printing and engraving expenses
Miscellaneous
Total	$

Item 14. Indemnification of Directors and Officers

The Registrant is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a Delaware corporation may indemnify any person who was, is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. Such indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. Furthermore, pursuant to Section 145 of the DGCL, a Delaware corporation may indemnify any person who was, is, or is threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. For such actions by or in the right of the corporation, the indemnity may only include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. In addition, where a present or former officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. For mandatory indemnification with respect to actions occurring after December 31, 2020 and as to which a director or officer is successful on the merits or otherwise, references to “officer” is limited to certain officers of the corporation as specified in Section 145(c) of the DGCL.

The Registrant’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide for the indemnification of its directors and officers to the fullest extent permitted under the DGCL, provided, however, the Registrant is not required under the Amended and Restated Bylaws to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required by law or the Amended and Restated Bylaws, (ii) the proceeding was authorized by the board of directors of the Registrant or (iii) such indemnification is provided by the Registrant, in its sole discretion, pursuant to the powers vested in the Registrant under the DGCL or any other applicable law.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

●	transaction from which the director derives an improper personal benefit;

●	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payment of dividends or redemption of shares; or

●	breach of a director’s duty of loyalty to the corporation or its stockholders.

In addition, Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that certain officers of the corporation (as specified in Section 102(b)(7) of the DGCL) shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as an officer, subject to certain exceptions.

The Registrant’s Amended and Restated Certificate of Incorporation provides that the monetary liability of a director of the Registrant shall be eliminated to the fullest extent permitted by applicable law. The Registrant’s Amended and Restated Certificate of Incorporation does not currently include a provision eliminating or limiting the liability of officers of the Registrant.

The Registrant’s Amended and Restated Bylaws provide that the Registrant shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding provided, however, that an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Registrant of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under the Registrant’s Amended and Restated Bylaws or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to the Registrant’s Amended and Restated Bylaws, no advance shall be made by the Registrant to an officer of the Registrant (except by reason of the fact that such officer is or was a director of the Registrant in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Registrant.

Section 174 of the DGCL provides, among other things, that, in case of any willful or negligent unlawful payment of dividends or unlawful stock purchase or redemption, the directors under whose administration the same may happen may be held personally liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may be exonerated from such liability by causing his or her dissent to such actions to be entered on the books containing minutes of the proceedings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the same.

As permitted by the DGCL, the Registrant has entered into indemnification agreements with each of its directors and executive officers (each an “indemnitee”), that require the Registrant to indemnify such persons against any and all costs and expenses (including attorneys’, witness or other professional fees) actually and reasonably incurred by such persons in connection with any action, suit or proceeding (including derivative actions), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or an agent of the Registrant or is or was, at the request of the Registrant, acting or serving as an officer, director, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or another enterprise, so long as the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of the Registrant and, in the case of a criminal proceeding had no reasonable cause to believe that indemnitee’s conduct was unlawful.. With respect to third-party actions, the indemnification agreements require the Registrant to also indemnify the indemnitee against judgments, fines and amounts paid in settlement that are actually and reasonably incurred by indemnitee or on indemnitee’s behalf in connection with such proceedings or any claim, issue or matter therein, if the indemnitee acted in good faith and in a manner indemnitee reasonably believed to be in or not opposed to the best interests of the Registrant and, in the case of a criminal proceeding had no reasonable cause to believe that indemnitee’s conduct was unlawful. Under these agreements, the Registrant is not required to provide indemnification for certain matters, including:

●

for an accounting of profits made from the purchase and sale (or sale and purchase) by indemnitee of securities of the Registrant within the meaning of Section 16(b) of the Exchange Act or similar provisions of state statutory law or common law;

●

for any reimbursement of the Registrant by the indemnitee of any bonus or other incentive-based or equity-based compensation or of any profits realized by the indemnitee from the sale of securities of the Registrant, as required in each case under the Exchange Act (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to the Company of profits arising from the purchase and sale by Indemnitee of securities in violation of Section 306 of the Sarbanes-Oxley Act);

●

for any reimbursement of the Registrant by indemnitee of any compensation pursuant to any compensation recoupment or clawback policy adopted by the board of directors of the Registrant or the compensation committee of the board of directors of the Registrant, including but not limited to any such policy adopted to comply with stock exchange listing requirements implementing Section 10D of the Exchange Act;

●

for expenses determined by the Registrant to have arisen out of indemnitee’s breach or violation of his or her obligation under (i) any employment agreement between the indemnitee and the Registrant or (ii) the Registrant’s code of business conduct and ethics;

●

for any proceeding (or part thereof) initiated by an indemnitee, including any proceeding (or part thereof) initiated by indemnitee against the Registrant, or the Registrant’s directors, officers, employees or other indemnitees, unless (i) the board of directors of the Registrant authorized the proceeding (or any part thereof) prior to its initiation, (ii) such payment arises in connection with any mandatory counterclaim or cross claim brought or raised by indemnitee in any proceeding (or any part thereof), (iii) the Registrant provides the indemnification, in its sole discretion, pursuant to the powers vested in the Registrant under applicable law or (iv) the proceeding is brought by or on behalf of the indemnitee for indemnification or advancement of expenses from the Registrant under the terms of the indemnification agreement or under any directors’ and officers’ liability insurance policies maintained by the Registrant if, in the case of indemnification, indemnitee is wholly successful on the underlying claims (or, if indemnitee is not wholly successful on the underlying claims, then such indemnification shall be only to the extent indemnitee is successful on such underlying claims or otherwise as permitted by law, whichever is greater); or;

●

for which payment has actually been made to or on behalf of the indemnitee under any insurance policy or other indemnity provision, except with respect to any excess beyond the amount paid under such insurance policy or other indemnity provision;

The indemnification agreements also provide for the advancement of expenses of the indemnitee to the fullest extent not prohibited by law in connection with any proceeding (or part thereof) not initiated by indemnitee or any proceeding initiated by indemnitee with the prior approval of the board of directors of Registrant as set forth in the terms of the indemnification agreements, provided that advancement is not applicable to any claim made by indemnitee for which indemnification is specifically prohibited as set forth above in the immediately preceding paragraph hereof. Notwithstanding the foregoing the Registrant is also required to advance expenses of the indemnitee, if so requested by indemnitee, to the extent not prohibited by law, for expenses which are incurred by or on behalf of indemnitee in connection with any action brought by indemnitee for advancement of expenses from the Registrant under the indemnification agreement or under any directors’ and officers’ liability insurance policies maintained by the Registrant.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification or advancement thereunder.

The Registrant has insurance policies in place that cover its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities

The information below lists all of the securities sold by us during the past three years which were not registered under the Securities Act of 1933, as amended (the “Securities Act”):

●	On July 1, 2022, we issued 125 shares of our common stock to the Chairman of our Scientific Advisory Board in consideration for services during the three months ended September 30, 2022.
●

On August 1, 2022, we issued a warrant to purchase up to 1,250 shares of our common stock at an exercise price of $55.20 per share, the closing price of the common stock on the date the warrant was issued, to a consultant in consideration for services.

●

On August 10, 2022, we issued a warrant to purchase up to 1,250 shares of our common stock at an exercise price of $59.60 per share, the closing price of the common stock on the date the warrant was issued, to a consultant in consideration for services.

●	On October 1, 2022, we issued 125 shares of our common stock to the Chairman of our Scientific Advisory Board in consideration for services during the three months ended December 31, 2022.
●	On December 5, 2022, we issued an aggregate of 1,919 shares of our common stock to a consultant in consideration of services.
●	On December 20, 2022, we issued a warrant to purchase up to 75 shares of our common stock at an exercise price of $200.00 per share to a consultant in consideration for services.
●	On January 1, 2023, we issued 125 shares of our common stock to the Chairman of our Scientific Advisory Board in consideration for services during the three months ended March 31, 2023.
●	On February 16, 2023, we issued a warrant to purchase up to 750 shares of our common stock at an exercise price of $66.00 per share to a consultant for services.
●	On April 1, 2023, we issued 125 shares of our common stock to the Chairman of our Scientific Advisory Board in consideration for services during the three months ended June 30, 2023.
●	On July 3, 2023, we issued 125 shares of our common stock to the Chairman of our Scientific Advisory Board in consideration for services during the three months ended September 30, 2023.
●	On October 2, 2023, we issued 125 shares of our common stock to the Chairman of our Scientific Advisory Board in consideration for services during the three months ended December 31, 2023.
●	On January 2, 2024, we issued 125 shares of our common stock to the Chairman of our Scientific Advisory Board in consideration for services during the three months ended March 31, 2024.
●	On January 3, 2024, we issued 6,250 shares of our common stock to a consultant in consideration for services commenced during the three months ended March 31, 2024.
●	On March 14, 2024, we issued 30,000 shares of our common stock to a consultant in consideration for services commenced during the three months ended March 31, 2024.
●	On April 1, 2024, we issued 5,000 shares of our common stock to the Chairman of our Scientific Advisory Board in consideration for services during the three months ended June 30, 2024.

●	On July 1, 2024, we issued 5,000 shares of our common stock to the Chairman of our Scientific Advisory Board in consideration for services during the three months ended September 30, 2024.
●	On October 2, 2024, we issued 5,000 shares of our common stock to the Chairman of our Scientific Advisory Board in consideration for services during the three months ended December 31, 2024.
●	On January 2, 2025, we issued 5,000 shares of our common stock to the Chairman of our Scientific Advisory Board in consideration for services during the three months ended March 31, 2025.
●	On April 1, 2025, we issued 5,000 shares of our common stock to the Chairman of our Scientific Advisory Board in consideration for services during the three months ended June 30, 2025.

Each of the foregoing issuances of securities were not registered under the Securities Act or the securities laws of any state, and in each case the securities were offered and issued in reliance on the exemption from registration under the Securities Act afforded by Section 4(a)(2) thereof.

Item 16. Exhibits and Financial Statement Schedules

The following exhibits to this registration statement included in the Exhibit Index are incorporated by reference.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1

Amended and Restated Certificate of Incorporation of the Registrant, dated April 3, 2018, incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed on April 10, 2018.

3.2

Certificate of Amendment of the Amended and Restated Certificate of Incorporation, dated January 31, 2024, incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed on January 31, 2024.

3.3	Amended and Restated Bylaws of the Registrant, dated April 3, 2018, incorporated by reference to Exhibit 3.2 of the Registrant’s Current Report on Form 8-K filed on April 10, 2018.

3.4

Amendment No. 1 to the Amended and Restated Bylaws of the Registrant, adopted and approved by the Registrant’s Board of Directors on October 18, 2023, incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed on October 23, 2023.

3.5

Amendment No. 2 to the Amended and Restated Bylaws of the Registrant, adopted and approved by Registrant’s Board of Directors on March 29, 2025, incorporated by reference to Exhibit 3.5 of the Registrant’s Annual Report on Form 10-K filed on April 1, 2025.

4.1

Form of Common Stock Certificate of the Registrant, incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form S-1 (File No. 333-219386), as amended, originally filed on July 21, 2017.

4.2

Warrant Agreement, dated November 3, 2016, issued to Viet Ly, incorporated by reference to Exhibit 4.6 of the Registrant’s Registration Statement on Form S-1 (File No. 333-219386), as amended, originally filed on July 21, 2017.

4.3	Warrant Agreement, dated July 27, 2018, issued to Cancer Revolution, LLC, incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed on August 6, 2018.

4.4	Warrant Agreement, dated July 27, 2018, issued to Inception Capital Management, LLC, incorporated by reference to Exhibit 4.2 of the Registrant’s Current Report on Form 8-K filed on August 6, 2018.

4.5	Warrant Agreement, dated July 27, 2018, issued to Cancer Biotech, LLC, incorporated by reference to Exhibit 4.3 of the Registrant’s Current Report on Form 8-K filed on August 6, 2018.

4.6	Form of Warrant, incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed on November 22, 2019.

4.7	Warrant Agreement, dated April 24, 2020, issued to Cancer Revolution LLC, incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed on April 28, 2020.

4.8

Warrant Agreement, dated August 10, 2020, issued to Capital City Technical Consulting, Inc., incorporated by reference to Exhibit 4.11 of the Registrant’s Annual Report on Form 10-K filed on March 26, 2021.

4.9	Form of Securities Purchase Agreement, dated February 8, 2021, incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on February 9, 2021.

4.10	Warrant Agreement, dated February 10, 2021, issued to Bear Creek Capital LLC, incorporated by reference to Exhibit 4.1 of the Registrant’s Quarterly Report on Form 10-Q filed on May 17, 2021.

4.11	Form of Warrant Agreement, dated as of July 1, 2021, incorporated by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q filed on November 15, 2021.

4.12	Warrant Agreement, dated as of July 1, 2022, issued to Bear Creek LLC, incorporated by reference to Exhibit 10.2 of the Registrant’s Quarterly Report on Form 10-Q filed on August 12, 2022.

4.13	Form of Warrant, dated March 1, 2023, incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed on February 27, 2023.

4.14	Form of Warrant, incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed on July 19, 2023.

4.15	Form of Placement Agent Warrant, incorporated by reference to Exhibit 4.2 of the Registrant’s Current Report on Form 8-K filed on July 19, 2023.

4.16	Form of Pre-Funded Warrant, incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed on March 20, 2024.

4.17	Form of Warrant, incorporated by reference to Exhibit 4.2 of the Registrant’s Current Report on Form 8-K filed on March 20, 2024.

4.18	Form of Placement Agent Warrant, incorporated by reference to Exhibit 4.3 of the Registrant’s Current Report on Form 8-K filed on March 20, 2024.

4.19	Form of Warrant Amendment Agreement, incorporated by reference to Exhibit 4.4 of the Registrant’s Current Report on Form 8-K filed on March 20, 2024.

4.20*	Form of Warrant.

4.21*	Form of Pre-Funded Warrant.

4.22*	Form of Placement Agent Warrant.

5.1*	Opinion of Lowenstein Sandler LLP.

10.1+

Form of Indemnity Agreement, by and between the Company and its directors and officers, dated as of May 17, 2022, incorporated by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q filed on August 12, 2022.

10.2+

Registrant’s 2009 Equity Incentive Plan, including Form of Notice of Stock Option Grant, and Form of Stock Option Agreement thereunder, incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form S-1 (File No. 333-219386), as amended, originally filed on July 21, 2017.

10.3+

Genprex, Inc. 2018 Equity Incentive Plan, dated April 3, 2018, including Forms of Award Agreements thereunder, incorporated by reference to Exhibit 10.3 of the Registrant’s Annual Report on Form 10-K filed on April 1, 2024.

10.4+	Genprex, Inc. Form of Inducement Grant, incorporated by reference to Exhibit 10.4 of the Registrant’s Annual Report on Form 10-K filed on April 1, 2024.

10.5+	Genprex, Inc. 2018 Employee Stock Purchase Plan, dated April 3, 2018, incorporated by reference to Exhibit 10.4 of the Registrant’s Annual Report on Form 10-K filed April 17, 2018.

10.6+

Genprex, Inc. Amended and Restated Outside Director Compensation Policy, adopted June 18, 2024, incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K filed on June 24, 2024.

10.7

Patent and Technology License Agreement, dated July 20, 1994, by and between the Board of Regents of the University of Texas System, The University of Texas M.D. Anderson Cancer Center and Intron Therapeutics, Inc., incorporated by reference to Exhibit 10.6 of the Registrant’s Registration Statement on Form S-1 (File No. 333-219386), as amended, originally filed on July 21, 2017.

10.8

Amendment No. 3 to Patent and Technology License Agreement, dated October 4, 2001, incorporated by reference to Exhibit 10.7 of the Registrant’s Registration Statement on Form S-1 (File No. 333-219386), as amended, originally filed on July 21, 2017.

10.9

Technology Sublicense Agreement, dated March 7, 2007, by and between Introgen Therapeutics, Inc., and Introgen Research Institute, Inc., incorporated by reference to Exhibit 10.8 of the Registrant’s Registration Statement on Form S-1 (File No. 333-219386), as amended, originally filed on July 21, 2017.

10.10

Assignment and Collaboration Agreement, dated April 13, 2009, by and between Gensolve, Inc. and the Registrant, incorporated by reference to Exhibit 10.9 of the Registrant’s Registration Statement on Form S-1 (File No. 333-219386), as amended, originally filed on July 21, 2017.

10.11

Technology License Agreement, dated February 26, 2010, by and between Introgen Research Institute, Inc. and P53, Inc., incorporated by reference to Exhibit 10.10 of the Registrant’s Registration Statement on Form S-1 (File No. 333-219386), as amended, originally filed on July 21, 2017.

10.12

Technology Sublicense Agreement, dated June 1, 2011, by and between the Registrant and Introgen Research Institute, Inc., incorporated by reference to Exhibit 10.12 of the Registrant’s Registration Statement on Form S-1 (File No. 333-219386), as amended, originally filed on July 21, 2017.

10.13

Amended Collaboration and Assignment Agreement, dated July 1, 2011, by and between Introgen Research Institute, Inc. and the Registrant, incorporated by reference to Exhibit 10.13 of the Registrant’s Registration Statement on Form S-1 (File No. 333-219386), as amended, originally filed on July 21, 2017.

10.14+

Executive Employment Agreement, dated April 13, 2018, by and between the Registrant and Rodney Varner, incorporated by reference to Exhibit 10.16 of the Registrant’s Annual Report on Form 10-K filed on April 17, 2018.

10.15+

Executive Employment Agreement, dated April 13, 2018, by and between the Registrant and Ryan Confer, incorporated by reference to Exhibit 10.17 of the Registrant’s Annual Report on Form 10-K filed on April 17. 2018.

10.16+

First Amendment to Executive Employment Agreement, dated as of June 24, 2024, by and between Genprex, Inc. and Ryan M. Confer, incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on June 24, 2024.

10.17	Form of Securities Purchase Agreement, dated November 20, 2019, incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on November 22, 2019.

10.18

Exclusive License Agreement, dated February 11, 2020, by and between the Registrant and the University of Pittsburgh - Of the Commonwealth System of Higher Education, incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on February 18, 2020.

10.19	Form of Securities Purchase Agreement, dated February 19, 2020, incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on February 20, 2020.

10.20++

Patent and Technology License Agreement, dated May 4, 2020, by and between the Registrant and The University of Texas M.D. Anderson Cancer Center, incorporated by reference to Exhibit 10.9 of the Registrant’s Quarterly Report on Form 10-Q filed on May 14, 2020.

10.21++

Amendment No. 1 to Patent and Technology License Agreement, dated March 3, 2021, by and between the Registrant and The University of Texas M.D. Anderson Cancer Center, incorporated by reference to Exhibit 10.29 of the Registrant’s Annual Report on Form 10-K filed on March 26, 2021.

10.22+	Offer Letter, dated September 27, 2021, by and between the Registrant and Mark S. Berger, M.D., incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed on September 28, 2021.

10.23++

First Amendment to Exclusive License Agreement, dated August 17, 2022, by and between Genprex, Inc. and the University of Pittsburgh - Of the Commonwealth System of Higher Education, incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on August 22, 2022.

10.24++

Second Amendment to Exclusive License Agreement, dated November 3, 2022, by and between Genprex, Inc. and the University of Pittsburgh - Of the Commonwealth System of Higher Education, incorporated by reference to Exhibit 10.24 of the Registrant’s Annual Report on Form 10-K filed on April 1, 2024.

10.25++

Exclusive License Agreement, dated November 22, 2022, by and between Genprex, Inc. and the University of Pittsburgh - Of the Commonwealth System of Higher Education, incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on November 28, 2022.

10.26++

Exclusive License Agreement, dated December 29, 2022, by and between Genprex, Inc. and the University of Pittsburgh - Of the Commonwealth System of Higher Education, incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on January 5, 2023.

10.27	Form of Securities Purchase Agreement, dated March 1, 2023, incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on February 27, 2023.

10.28++

Exclusive License Agreement, dated July 14, 2023, by and between Genprex, Inc. and the University of Pittsburgh - Of the Commonwealth System of Higher Education, incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on July 18, 2023.

10.29	Form of Securities Purchase Agreement, incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on July 19, 2023.

10.30

At The Market Offering Agreement, dated December 13, 2023, by and between Genprex, Inc. and H.C. Wainwright & Co., LLC, incorporated by reference to Exhibit 1.1 of the Registrant’s Current Report on Form 8-K filed on December 13, 2023.

10.31	Form of Securities Purchase Agreement, incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on March 20, 2024.

10.32++

Exclusive License Agreement, dated February 17, 2025, by and between Genprex, Inc. and the University of Pittsburgh - Of the Commonwealth System of Higher Education, incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on February 18, 2025.

10.33*	Form of Securities Purchase Agreement.

16.1	Auditor Letter, dated March 6, 2023, incorporated by reference to Exhibit 16.1 of the Registrant’s Current Report on Form 8-K filed on March 6, 2023.

16.2	Auditor Letter, dated April 26, 2023, incorporated by reference to Exhibit 16.1 of the Registrant’s Current Report on Form 8-K/A filed on April 27, 2023.

16.3	Auditor Letter, dated May 12, 2023, incorporated by reference to Exhibit 16.1 of the Registrant’s Current Report on Form 8-K/A filed on May 12, 2023.

16.4	Auditor Letter, dated July 14, 2023, incorporated by reference to Exhibit 16.1 of the Registrant’s Current Report on Form 8-K filed on July 14, 2023.

16.5	Auditor Letter, dated August 21, 2023, incorporated by reference to Exhibit 16.1 of the Registrant’s Current Report on Form 8-K/A filed on August 21, 2023.

21.1	Subsidiaries of the Registrant, incorporated by reference to Exhibit 21.1 of the Registrant’s Annual Report on Form 10-K filed on April 1, 2025.

23.1*	Consent of WithumSmith+Brown, PC, Independent Registered Public Accounting Firm.

23.2*	Consent of Lowenstein Sandler LLP (included in Exhibit 5.1).

24*	Power of Attorney (included in signature page hereto).

107*	Filing Fee Table.

*	To be filed by amendment.

+	Indicates management contract or compensatory plan.

++

Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit were omitted by means of marking such portions with an asterisk because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement or are contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)	That,

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the undersigned registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Austin, State of Texas, on [●], 2025.

GENPREX, INC.

By:
Name:	Ryan M. Confer
Title:	President, Chief Executive Officer and Chief Financial Officer (Principal Executive Officer and Principal Financial and Accounting Officer)

POWER OF ATTORNEY

Each person whose signature appears below appoints Ryan M. Confer, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement (and to any registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	President, Chief Executive Officer and Chief Financial Officer, and Member of the Board of Directors (Principal Executive Officer and Principal Financial and Accounting Officer)	[●], 2025
Ryan M. Confer

	Member of the Board of Directors	[●], 2025
Brent M. Longnecker

	Chairman of the Board of Directors	[●], 2025
Jose Antonio Moreno Toscano

	Member of the Board of Directors	[●], 2025
Will R. Wilson, Jr.